CUSIP NO: 019770 106	Page 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ALLOGENE THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

019770 106
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

Copy to:

DLA Piper LLP (US)
The Marbury Building
6225 Smith Ave
Baltimore, MD 21209-3600
(410) 580-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 22,032,040(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 22,032,040
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,032,040(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%(1)
14.	TYPE OF REPORTING PERSON CO

.

(1)Based on 142,752,002 shares of common stock, par value $0.001 per share (the “Common Stock”), reported as outstanding in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission on February 23, 2022. The change from shared voting power and shared dispositive power to sole voting power and sole dispositive power reflects the transfer of the shares by PF Equity Holdings 2 B.V. to its parent entity, Pfizer Inc., for no cash consideration (the “Transaction”).

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Item. 1.        Security and Issuer
This Amendment No. 2 (this “Amendment No. 1”) to the statement on schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 22, 2018, as amended by Amendment No. 1 filed on September 17, 2021 (the “Statement”), relates to the common stock, par value $0.001 per share (the “Common Stock”), of Allogene Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 210 East Grand Avenue, South San Francisco, California 94080.The Issuer’s shares of Common Stock are listed on The Nasdaq Stock Market LLC under the ticker symbol “ALLO”.
Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Statement.  Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Statement.

Item 2.	Identity and Background
As a result of the Transaction, Item 2 of the Statement is hereby amended by removing PF Equity Holdings 2 B.V., a Dutch private limited company (besloten vennootschap) as a Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration
The following amends the information set forth in Item 3 of the Statement by adding the following paragraph after the third paragraph of Item 3 (which was added pursuant to Amendment No. 1).
Effective as of March 31, 2022, PF Equity Holdings 2 B.V., a wholly-owned subsidiary of the Reporting Person, transferred its beneficial ownership of 22,032,040 shares of Common Stock of the Issuer (the “Shares”) to its parent entity, Pfizer, for no cash consideration. As discussed in further detail in Item 5 of the Statement, as amended by this Amendment No. 2, immediately following the completion of the transfer Pfizer holds sole voting and dispositive control over the Shares.

Item 4.	Purpose of Transaction
The following amends and restates the information set forth under the section captioned “Pfizer’s Investment in the Issuer” of Item 4 of the Statement in its entirety.
Reporting Person’s Investment in the Issuer
The Reporting Person intends to continue to review its investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its shares of Common Stock as it deems appropriate, including, without limitation: purchasing additional shares of Common Stock; subject to the lock-up restrictions described above in this Item 4, selling shares of Common Stock; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4. Notwithstanding the foregoing, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.
Except as otherwise described in this Statement, as amended by this Amendment No. 2, the Reporting Person does not currently have any plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP NO: 019770 106	Page 4 of 5

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure;
(g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The following amends and restates the information set forth in Item 5 of the Statement in its entirety.

The information set forth in or incorporated by reference in Items 2, 3, 4 of this Statement, as amended by Amendment No. 2, is incorporated by reference in its entirety into this Item 5.

(a)—(b)    The information relating to the beneficial ownership of Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference.

The Reporting Person has sole dispositive power and sole voting power as to all the Shares.

(c) Except as reported in the Statement, neither the Reporting Person nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e) Not applicable.

Item 7.	Materials to Be Filed as Exhibits

The following amends and restates the information set forth Item 7 of the Statement.

Exhibit 1	Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Annex I to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on October 2, 2018).
Exhibit 2	Investors’ Rights Agreement, dated April 6, 2018, as amended September 5, 2018, by and among the Issuer and certain stockholders listed in Schedule A thereto (incorporated by reference to Exhibit 4.2 to Issuer’s Registration Statement on Form S-1 filed with the Commission on September 14, 2018).
Exhibit 3	Asset Contribution Agreement, dated April 2, 2018, by and between the Issuer and Pfizer Inc. (incorporated by reference to Exhibit 4.2 to Issuer’s Registration Statement on Form S-1 filed with the Commission on September 14, 2018).

CUSIP NO: 019770 106	Page 5 of 5

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2022.
PFIZER INC.

By:    /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary